SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

Financial Statements and
Independent Auditors' Report

December 31, 2022

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

TABLE OF CONTENTS

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SEC FILE NUMBER
8-12745

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __1/01/2022__ AND ENDING __12/31/2022__
                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Securities Management and Research, Inc**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

4201 - 42nd St. NE Suite 100

(No. and Street)

Cedar Rapids	**IA**	**52402**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Brian Rupp	**319-447-5700**	**brupp@berthel.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Marcum LLP

(Name – if individual, state last, first, and middle name)

Nine Parkway North Suite 200	**Deerfield**	**IL**	**60015**
(Address)	(City)	(State)	(Zip Code)

10/16/2003		**688**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Rupp_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Securities Management and Research, Inc_____, as of 12/31_____, 2 022___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CHELSEA HAUGH
Commission Number 823304
My Commission Expires
January 22, 2026

Signature: _____

Title: VP/Controller

_____
Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **Securities Management and Research, Inc.**

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Securities Management and Research, Inc. (the "Company") as of December 31, 2022, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Marcum LLP ▪ Nine Parkway North ▪ Suite 200 ▪ Deerfield, Illinois 60015 ▪ **Phone** 847.282.6300 ▪ **Fax** 847.282.6301 ▪ **www.marcumllp.com**

Supplemental Information

The information presented in Schedules I, II and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2021.

Marcum LLP

Deerfield, Illinois
March 16, 2023

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2022

ASSETS

Cash and Cash Equivalents	$	792,232
Deposit With Clearing Firm		100,000
Commissions Receivable		398,561
Due From Affiliates		3,102
Notes Receivable, net		19,229
Other Assets		64,661
Deferred Income Tax Asset, Parent Company		5,000
TOTAL ASSETS	$	1,382,785

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions Payable	$	307,598
Accounts Payable and Other Accrued Expenses		8,063
Due To Affiliates		22,784
Deferred Revenue		141,960
Income Tax Payable, Parent Company		32,621
TOTAL LIABILITIES		513,026

STOCKHOLDER'S EQUITY

Common Stock, $1.00 Par Value Per Share, Authorized		
Issued and Outstanding 1,000,000 Shares	$	1,000,000
Additional Paid-In Capital		376,611
Accumulated Deficit	(	506,852)
Total Stockholder's Equity		869,759
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	1,382,785

The accompanying notes are an integral part of this statement.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher Company)

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2022

REVENUE	
Commissions	$ 3,465,830
Representative Fees	613,876
Other Income	70,871
	4,150,577
EXPENSES	
Commissions and Compensation	2,498,010
Management Fees	253,200
Professional and Legal Settlement Fees	109,415
Occupancy	16,720
Reporting Services	199,363
Data Processing	297,471
Other General and Administrative Expenses	427,088
	3,801,267
INCOME BEFORE INCOME TAX EXPENSE	349,310
INCOME TAX EXPENSE	92,103
NET INCOME	$ 257,207

The accompanying notes are an integral part of this statement.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher Company)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2022

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Stockholder's Equity - January 1, 2022	$ 1,000,000	$ 376,611	$(414,059)	$ 962,552
Stockholder Dividends	-	-	(350,000)	(350,000)
Net Income	-	-	257,207	257,207
Stockholder's Equity - December 31, 2022	$ 1,000,000	$ 376,611	$(506,852)	$ 869,759

The accompanying notes are an integral part of this statement.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher Company)

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ 257,207
Adjustments to Reconcile Net Income to Net Cash Provided By Operating Activities	
Amortization of Notes Receivable	20,562
Provision For Credit Losses	1,086
Deferred Income Tax, Parent Company	8,000
Changes In Operating Assets and Liabilities:	
Increase in Commissions Receivable	(281,565)
Decrease in Due From Affiliates	14,780
(Increase) in Notes Receivable	(14,999)
Decrease in Other Assets	26,802
Increase in Commissions Payable	223,509
(Decrease) in Accounts Payable and Other Accrued Expenses	(12,749)
(Decrease) in Due To Affiliates	(5,500)
Increase in Deferred Revenue	8,619
Increase in Income Tax Payable, Parent Company	838
Net Cash Provided By Operating Activities	246,590

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder Dividends	(350,000)
Net Cash Used In Financing Activities	(350,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS (103,410)

CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR 895,642

CASH AND CASH EQUIVALENTS - END OF YEAR $ 792,232

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

Income Tax Payments Received From Parent Company, Net $ 92,941

The accompanying notes are an integral part of this statement.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business: Securities Management and Research, Inc. (the "Company"), was incorporated in Florida with its operations located in Iowa. The Company is a wholly owned subsidiary of ONE Financial, Inc., which is a wholly owned subsidiary of Berthel Fisher & Company (the "Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is engaged in a single line of business as a securities broker-dealer that sells equity, fixed income, mutual funds, insurance and direct investment products.

The Company is a fully disclosed broker-dealer. All trades are transacted though clearing brokers or through mutual fund and variable annuity product sponsors.

Basis of Presentation: The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and Cash Equivalents: The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Deposit with Clearing Firm: The Company is required to hold an introducing firm deposit in the name of the Company with its clearing firm per the terms of the clearing agreement.

Commissions Receivable: Commissions receivable primarily consists of commission and transaction-related receivables due from clearing broker and various product sponsors.

Notes Receivable: The Company provides forgivable loans to certain new registered representatives to assist the representatives in transition costs incurred moving client accounts to the Company. These loans are recorded at face value at the time the loan is made. These loans do not bear interest and will be amortized over 48 months from the approval date. In the event a representative's affiliation terminates prior to the term of the note, the representative is required to repay the original balance of the note. Forgivable loans totaled $37,250 with accumulated amortization of $18,021 as of December 31, 2022. Amortization expense is included in commission expense in the statement of income. Management's estimate of the allowance is based on the status of the representative's affiliation with the Company, including the representative's payment history. As of December 31, 2022, there is no allowance for credit losses associated with this receivable.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes: The Company is included in the consolidated federal income tax return filed by Berthel Fisher & Company, Inc., which is the 100% owner of ONE Financial, Inc. Federal income taxes are calculated as if the Company filed on a separate return basis, as the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for changes in deferred tax liabilities or assets between years.

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets arc reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE I -NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. As of and for the year ended December 31, 2022, the entity had no material uncertain tax positions that are required to be recorded.

Financial Instruments – Credit Losses: The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments — Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financial assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts. The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that adjusts the asset's amortized cost basis. Changes in the allowance for credit losses are reported in bad debt expense, if applicable. The Company estimates expected credit losses over the life of the financial assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Receivables from Clearing Organizations: The Company's receivables from clearing organizations include amounts receivable from unsettled trades, including amounts related to futures and options on futures contracts, amounts receivable for securities failed to deliver, accrued interest receivables and cash deposits. A portion of the Company's trades and contracts are cleared through a clearing organization and settled daily between the clearing organization and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed the Company for a very short period of time. The Company continually reviews the credit quality of its counterparties.

Revenue Recognition: Commission revenues and related expenses are recorded on a trade basis as of a point in time. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors. The Company is the principal for commission revenues, as it is responsible for the execution of the clients' purchases and sales, and maintains the relationships with the product sponsors. Advisors assist the Company in performing its obligations. Accordingly, commission revenues are reported on a gross basis.

Trailing commissions (variable annuity trails and 12b-1 fees) are earned as of a point in time by the Company for providing ongoing support, awareness and education to clients of the product sponsors. These trailing fees are earned by the Company based on a percentage of the current market value of clients' investment holdings in trail-eligible assets. As trailing commission revenue is based on the market value of clients' investment holdings, this variable consideration is constrained until the market value is determinable at the end of the period, at which point revenue is recognized.

The further breakdown of commission revenues is as follows:

For the Year Ended December 31, 2022	Commission Revenue
Variable Annuities	$ 1,386,624
Mutual Funds	303,020
Mutual Fund Trailing Fees	774,951
Variable Annuity Trailing Fees	625,478
Variable Universal Life Insurance Commissions	14,535
Premium Savings	271,894
Listed Stocks	17,455
Other Securities	71,873
	$ 3,465,830

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -NATURE OF THE BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Technology fees are fees charged to registered representatives for technology related services provided by the Company. Representative fee revenues consist of annual fee renewal amounts that are collected in excess of expenses. The technology and representative fee revenues are recognized on a gross basis over a period of time in which services are provided. Technology and representative fees are combined and presented on the Statement of Income as Representative Fees.

The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company enters into various transactions and arrangements with its Parent and affiliated Companies. The Parent or an affiliate charges the Company directly for any expenses paid on behalf of the Company. The Company also has a management agreement with its Parent in which the Company's Parent provided management services totaling $253,200 for the year ended December 31, 2022.

During the year ended December 31, 2022, the Company paid $16,720 to Commercial Power Finance ("Commercial") (a majority owned subsidiary of the Parent) for its pro-rata use of office facilities. The Company also has a tax rebate receivable from Commercial for $3,102. This tax rebate is expected to be received in August 2023.

The Company incurred expenses of $145,803 paid to an affiliate named IPrism Global, Inc., an entity consolidated in with the Parent, for technology license and user fees for the year ended December 31, 2022.

As of December 31, 2022, the Company recorded payables to affiliates, including income tax payable, of $55,405 and a receivable from affiliates of $3,102, which includes the tax rebate receivable from Commercial noted above.

NOTE 3 - INCOME TAXES

The results of the Company's operations are included in the consolidated tax returns of the Parent. The entities included in the consolidated returns have adopted the policy of allocating income tax expense or benefit based upon the pro rata contribution of taxable operating income or losses.

Generally. this allocation results in profitable companies recognizing a tax provision as if the individual company filed a separate return and loss companies recognizing benefits to the extent their losses contribute to reduce consolidated taxes. Deferred income taxes have been established by each member of the consolidated group based upon the temporary differences within the entity.

Current and deferred components of the income tax (benefit) for the year ended December 31, 2022 are summarized as follows:

Current	$	84,103
Deferred		8,000
Income tax expense	$	92,103

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 3 - INCOME TAXES (Continued)

The provision for income taxes for the year ended December 31, 2022 differs from amounts computed by applying the statutory federal income tax rate of 21% to income before income taxes due to the following items:

Computed expected amount	$	71,186
State taxes, net of federal tax benefit		20,917
Income tax expense	$	92,103

A deferred income tax asset is provided on differences between financial reporting and income tax bases of accounting. The difference arises primarily from differing methods used to account for accrued expenses.

At December 31, 2022, the Company did not record a valuation allowance on the deferred tax assets as management believes the full amount will ultimately be realized.

The Parent files income tax returns in U.S. federal jurisdiction and various states. With a few exceptions, the Parent is no longer subject to U.S. federal, state, and local tax examinations by tax authorities for years before 2019.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2022, the Company had net capital of $702,317, which was $602,317 in excess of its required net capital requirement of $100,000. The Company's net capital ratio was .35 to 1.

The clearing agreement stipulates that the Company maintain minimum net capital of $500,000.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company may be subject to various litigation and arbitration matters. At December 31, 2022, the Company did not have any active litigation or arbitration matters.

During the year ended December 31, 2022, the Company did not have any settled claims that arose from prior years.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contracted obligations. Such transactions may expose the Company to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customers' activities by requiring customers to maintain collateral in compliance with various regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral or reduce positions where necessary.

The Company does not anticipate nonperformance by customers or its clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents. As of December 31, 2022, the Company maintained a cash balance in excess of the FDIC limits of approximately $471,000.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – INDEMNIFICATIONS

ln the normal course of its business, the Company indemnifies and guarantees certain service providers, such as custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The Company also indemnifies some clients against potential losses incurred in the event specified third-party service providers, including sub-custodians and third-party brokers, improperly execute transactions.

The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into the normal course of business.

The Maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher Company)

COMPUTATION OF REGULATORY NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2022

SCHEDULE I

Net Capital

Stockholder's Equity - December 31, 2022	$	869,759
Nonallowable Assets		
Nonallowable Commissions Receivable	(	74,030)
Due From Affiliates	(	3,102)
Notes Receivable, net	(	19,229)
Other Assets	(	64,661)
Deferred Income Tax Asset, Parent Company	(	5,000)
	(	166,022)
Haircuts on Securities		
Money Market	(	1,419)
Net Capital Under Rule 15c3-1, December 31, 2022	$	702,318
A. Minimum Net Capital Required Based on Aggregate Indebtedness	$	34,202
B. Minimum Dollar Requirement	$	100,000
Net Capital Requirement (greater of A. or B.)	$	100,000
Excess Net Capital - December 31, 2022	$	602,318
Aggregate Indebtedness	$	513,026
Ratio: Aggregate Indebtedness to Net Capital		73.05%

There were no material differences between the preceding computation and Securities Management and Research, Inc. corresponding unaudited FOCUS Report, Part II of Form X-17 A-5 as of December 31, 2022.

See Report of Independent Registered Public Accounting Firm.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2022

Information relating to the computation for determination of reserve requirements is not applicable to Securities Management and Research, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and those activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.1 7a-5.

SECURITIES MANAGEMENT AND RESEARCH, INC.
(A Wholly Owned Subsidiary of Berthel Fisher & Company)

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

DECEMBER 31, 2022

Information relating to possession or control requirements is not applicable to Securities Management and Research, Inc. as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii) and those activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.1 7a-5.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of **Securities Management and Research, Inc.**

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Securities Management and Research, Inc. **(**the "Company") identified the following provision of 17 C.F.R. §240.15c3-3(k) under which the Company claimed the following exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision"), and (2) Securities Management and Research, Inc. stated that Securities Management Research, Inc. met the identified exemption provision throughout the most recent fiscal year, except as described in its Exemption Report. Securities Management and Research, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Securities Management and Research, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Management and Research Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Marcum LLP

Deerfield, Illinois
March 16, 2023

Securities Management and Research, Inc.
Exemption Report

Securities Management and Research, Inc. ("the Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R §240.17a-5, "Reports to be made by certain broker dealers"). This Exemption Report was prepared as required by 17 C.F.R §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F R. §240.15c3-3 pursuant to the provisions of 17 C.F.R §240.15c3-3(k)(2)(ii) and thereof. The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) for the most recent fiscal year except as described below:

Date	Check Exceptions	Nature of Exception
Jan-22	2 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Feb-22	4 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Mar-22	2 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Apr-22	6 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
May-22	2 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Jul-22	1 check was not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Sep-22	3 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Oct-22	1 check was not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Nov-22	1 check was not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.
Dec-22	2 checks were not forwarded within 24 hours of receipt	Checks sent from branch offices via US mail to the Company's home office did not arrive within 24 hours of receipt at branch office.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 are limited to (1) receiving transaction-based compensation from mutual funds and, variable annuities; (2) receiving trails and 12B1 fees, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) did not carry accounts of or for

customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Securities Management and Research, Inc.

I, <u>Brian Rupp</u>, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: VP Controller

February 9, 2023